SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation

Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 3)

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short

Vice President and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Robert F. Kornegay, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2010, and as amended by Amendment No. 2 thereto filed with the SEC on August 26, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by 3PAR Inc., a Delaware corporation (the “Company”), relating to the tender offer by Dell Trinity Holdings Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Parent” or “Dell”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Dell with the SEC on August 23, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 26, 2010, and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, of 3PAR (the “Shares”) at a price of $24.30 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2010 (the “Offer to Purchase”), as amended and supplemented by the Amendment and Supplement to the Offer to Purchase, dated August 26, 2010 (the “Supplement”), and the related original (blue) Letter of Transmittal that accompanied the Offer to Purchase or the related revised (green) Letter of Transmittal enclosed herewith (either, the “Letter of Transmittal” and, together with the Offer to Purchase and the Supplement, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase, the Supplement, the related original (blue) Letter of Transmittal and the related revised (green) Letter of Transmittal are filed as Exhibits (a)(1)(A), (a)(1)(F), (a)(1)(B) and (a)(1)(G) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation

The section captioned “Background” under Item 4 is hereby amended and supplemented by the addition of the following paragraphs at the end of such section:

On August 26, 2010, HP announced a revised, unsolicited proposal to acquire 3PAR for $27.00 per share in cash pursuant to a tender offer followed by a merger. Brian Humphries, the Senior Vice President, Strategy & Corporate Development of HP, called Mr. Scott to inform him that he would be sending a letter to Mr. Scott immediately thereafter reflecting the revised acquisition proposal. Mr. Humphries’ letter indicated that HP’s revised acquisition proposal had been approved by the board of directors of HP. Mr. Humphries’ letter also enclosed a proposed merger agreement between HP and 3PAR and related tender and voting agreement, reflecting the revised acquisition proposal. The enclosed merger agreement, which was executed on behalf of HP and its merger subsidiary, was substantially the same as the merger agreement between 3PAR and Dell except that it did not contain any termination or other break-up fee provisions. Mr. Humphries’ letter also stipulated that, in order to accept HP’s agreement, 3PAR must, prior to 9:30 a.m. eastern time on Wednesday, September 1, 2010, (1) terminate 3PAR’s Merger Agreement with Dell and pay Dell the termination fee contemplated by such Merger Agreement (as amended by Amendment No. 1) and (2) deliver to HP the enclosed merger agreement and tender and voting agreement countersigned by all parties other than HP and its merger subsidiary.

In accordance with the Merger Agreement, 3PAR informed Dell that it had received HP’s August 26th acquisition proposal promptly following receipt thereof, and enclosed a copy of Mr. Humphries’ letter and the enclosed merger agreement and tender and voting agreement.

On August 26, 2010, the 3PAR board of directors held a meeting (“3PAR’s First August 26th Board Meeting”) to discuss, consider and obtain advice regarding HP’s August 26th acquisition proposal. During the meeting, representatives of Qatalyst and Wilson Sonsini reviewed the terms of HP’s August 26th acquisition proposal, the terms of 3PAR’s Merger Agreement with Dell addressing unsolicited acquisition proposals and 3PAR’s contractual rights and fiduciary duties to respond to HP’s acquisition proposal. After further review and discussion, the 3PAR board of directors determined (after consultation with Qatalyst and Wilson Sonsini), (i) that HP’s August 26th acquisition proposal constitutes a “Superior Proposal” (as that term is defined in the Merger Agreement), (ii) to notify Dell that, subject to the terms of 3PAR’s Merger Agreement with Dell, 3PAR intends to participate and engage in discussions and negotiations with HP, and furnish HP with non-public information relating to 3PAR and access to the business, properties, assets, books, records and personnel of 3PAR and its subsidiaries, at least 24 hours from the delivery of such notice, and (iii) to notify Dell that, subject to the terms of 3PAR’s Merger Agreement with Dell, 3PAR intends to terminate its Merger Agreement with Dell, immediately following the expiration of the three business day period contemplated by, and the satisfaction of the other conditions set forth in, 3PAR’s Merger Agreement with Dell, in order to enter into the merger agreement with HP on the terms set forth in HP’s August 26th acquisition proposal. After the board meeting, 3PAR formally notified Dell of these determinations, thereby commencing the three-business day match right period contemplated by 3PAR’s merger agreement with Dell.

Later that evening, Mr. Dell telephoned Mr. Scott to notify him that Dell was proposing to increase the Offer Price (as that term is defined in the Merger Agreement) being offered by Dell in its Offer to acquire 3PAR Shares from $24.30 per share to $27.00 per share, but the Termination Fee (as that term is defined in the Merger Agreement) payable by 3PAR as a condition to terminating its Merger Agreement with Dell to accept a “Superior Proposal” (as that term is defined in the Merger Agreement) would remain unchanged at $72.0 million. In addition, Mr. Johnson telephoned Mr. Scott, and representatives of Credit Suisse contacted representatives of Qatalyst, to communicate the same message. Subsequently, representatives of Debevoise transmitted to representatives of Wilson Sonsini a draft amendment to the Merger Agreement reflecting Dell’s proposal to increase the Offer Price to $27.00 per share (“Amendment No. 2”).

Later in the evening of August 26th, the 3PAR board of directors held a meeting (“3PAR’s Second August 26th Board Meeting”) to discuss, consider and obtain advice regarding Dell’s proposal to increase the Offer Price in the manner described in the preceding paragraph. Representatives of Qatalyst and Wilson Sonsini also participated in this meeting. At this meeting, Mr. Scott described his conversations with Messrs. Dell and Johnson, and representatives of Qatalyst described their conversations with representatives of Credit Suisse. After further discussion, the 3PAR board of directors (i) determined that it was in the best interests of 3PAR and its stockholders, and declared it advisable, to enter into Amendment No. 2, (ii) approved the execution and delivery of Amendment No. 2, and (iii) resolved to recommend that the holders of Shares accept the Offer (as amended by Amendment No. 2), tender their Shares to Purchaser pursuant to the Offer (as amended by Amendment No. 2) and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement (as amended by Amendment No. 2).

After 3PAR’s Second August 26th Board Meeting was adjourned, Mr. Scott contacted Messrs. Dell and Johnson to convey the determination made by the 3PAR board of directors. Dell and 3PAR subsequently executed and delivered Amendment No. 2 on August 26, 2010. On August 27, 2010, before the U.S. stock markets opened, 3PAR issued a press release announcing Amendment No. 2, a copy of which is filed herewith as Exhibit (a)(5)(E) and incorporated herein by reference.

The board of directors of 3PAR unanimously recommends that 3PAR stockholders accept the Offer by Dell (as amended by Amendment No. 2) and tender their Shares pursuant to the Offer (as amended by Amendment No. 2).

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by renumbering the previously filed Press Release issued by 3PAR Inc. on August 26, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on August 26, 2010) as Exhibit Number “(a)(5)(D)” and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(F)	Amendment and Supplement to the Offer to Purchase, dated August 26, 2010 (incorporated by reference to Exhibit (a)(1)(F) to Amendment No. 1 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 26, 2010).

(a)(1)(G)	Form of Revised Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(G) to Amendment No. 1 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 26, 2010).

(a)(1)(H)	Form of Revised Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(H) to Amendment No. 1 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 26, 2010).

(a)(1)(I)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(I) to Amendment No. 1 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 26, 2010).

(a)(1)(J)	Form of Revised Letter to Clients (incorporated by reference to Exhibit (a)(1)(J) to Amendment No. 1 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 26, 2010).

(a)(5)(E)	Press Release issued by 3PAR on August 27, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on August 27, 2010).

Exhibit Number	Description

(e)(57)	Amendment No. 2 to the Agreement and Plan of Merger, dated as of August 26, 2010, between Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on August 27, 2010).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

3PAR INC.

By:	/s/ DAVID C. SCOTT
David C. Scott
President and Chief Executive Officer

Dated: August 27, 2010

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(F)	Amendment and Supplement to the Offer to Purchase, dated August 26, 2010 (incorporated by reference to Exhibit (a)(1)(F) to Amendment No. 1 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 26, 2010).

(a)(1)(G)	Form of Revised Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(G) to Amendment No. 1 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 26, 2010).

(a)(1)(H)	Form of Revised Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(H) to Amendment No. 1 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 26, 2010).

(a)(1)(I)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(I) to Amendment No. 1 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 26, 2010).

(a)(1)(J)	Form of Revised Letter to Clients (incorporated by reference to Exhibit (a)(1)(J) to Amendment No. 1 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 26, 2010).

(a)(5)(E)	Press Release issued by 3PAR Inc. on August 27, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on August 27, 2010).

(e)(57)	Amendment No. 2 to the Agreement and Plan of Merger, dated as of August 26, 2010, between Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on August 27, 2010).